                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 6)1

                               SL INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.20 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    784413106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 9, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 31 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 2 of 31 Pages
---------------------------------                  -----------------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   623,150
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                623,150
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     623,150
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.9%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 3 of 31 Pages
---------------------------------                  -----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    633,450
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                633,450
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     633,450
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 4 of 31 Pages
---------------------------------                  -----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    217,350
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                217,350
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     217,350
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 5 of 31 Pages
---------------------------------                  -----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    217,350
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                217,350
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     217,350
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 6 of 31 Pages
---------------------------------                  -----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       GLEN KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 7 of 31 Pages
---------------------------------                  -----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    JAMES R. HENDERSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 8 of 31 Pages
---------------------------------                  -----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEVEN WOLOSKY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 9 of 31 Pages
---------------------------------                  -----------------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               THE SL FULL VALUE COMMITTEE
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   850,800
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                850,800
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     850,800
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.9%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 10 of 31 Pages
---------------------------------                  -----------------------------

            The following constitutes Amendment No. 6 ("Amendment No. 6") to the
Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule
13D as specifically set forth.

   Item 4 is hereby amended to add the following:

                 On November 9, 2001,  Steel  Partners II and the Issuer entered into a Stipulation  and Order whereby the parties  agreed that an annual meeting of  stockholders  of the  Issuer  will be  convened  on  January  22,  2002 (the
"Meeting")  at which time only the  following  matters will be voted upon by the stockholders:  (i) the  election of no more than eight (8)  directors;  (ii) the ratification  of the  appointment  of an accounting  firm;  and (iii) such other matters which properly may come before the Meeting.

                 On November 13, 2001,  Steel  Partners II delivered a letter to the Issuer,  a copy of which is attached as an exhibit  hereto and  incorporated
herein  by  reference  (the   "Nomination   Letter"),   to  nominate  Warren  G.
Lichtenstein,  Mark E.  Schwarz,  Glen  Kassan,  James R.  Henderson  and Steven
Wolosky,  as set forth therein,  for election to the Issuer's Board of Directors at the Meeting,  or any other meeting of stockholders held in lieu thereof,  and any adjournments, postponements, reschedulings or continuations thereof.

   Item 7 is hereby amended to add the following exhibit:

               5.     Director Nomination Letter from Steel Partners II, L.P. to
                      SL Industries, Inc. dated November 13, 2001.

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 11 of 31 Pages
---------------------------------                  -----------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 13, 2001               STEEL PARTNERS II, L.P.

                                               By: Steel Partners, L.L.C.
                                                   General Partner

                                               By: /s/ Warren G. Lichtenstein
                                                   ---------------------------
                                                   Warren G. Lichtenstein
                                                   Chief Executive Officer

                                         /s/ Warren G. Lichtenstein
                                         -----------------------------------
                                         WARREN G. LICHTENSTEIN

                                         NEWCASTLE PARTNERS, L.P.

                                               By: /s/ Mark E. Schwarz
                                                   --------------------------
                                                   Name: Mark E. Schwarz
                                                   Title: General Partner

                                         /s/ Mark E. Schwarz
                                         -----------------------------------
                                         MARK E. SCHWARZ

                                         /s/ Glen Kassan
                                         -----------------------------------
                                         GLEN KASSAN

                                         /s/ James R. Henderson
                                         ------------------------------------
                                         JAMES R. HENDERSON

                                         /s/ Steven Wolosky
                                         ------------------------------------
                                         STEVEN WOLOSKY

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 12 of 31 Pages
---------------------------------                  -----------------------------

Exhibit                                                                 Page
-------                                                                 ----
1.   Joint Filing Agreement by and among
     Steel Partners II, L.P. and Warren G.
     Lichtenstein dated as of June 20, 1997
     (previously filed).

2.   Joint Filing Agreement by and among
     Steel Partners II, L.P., Warren G.
     Lichtenstein, Newcastle Partners,
     L.P., Mark E. Schwarz, Glen Kassan,
     James R. Henderson and Steven Wolosky
     dated as of February 15, 2001
     (previously filed).

3.   Director Nomination Letter from Steel
     Partners II, L.P. to SL Industries,
     Inc. dated February 15, 2001
     (previously filed).

4.   Letter from The SL Full Value
     Committee to Owen Farren dated
     February 16, 2001 (previously filed).

5.   Director Nomination Letter from Steel                            13 to 31
     Partners II, L.P. to SL Industries,
     Inc. dated November 13, 2001.

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 13 of 31 Pages
---------------------------------                  -----------------------------

                             STEEL PARTNERS II, L.P.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022

                                                               November 13, 2001

BY FACSIMILE AND FEDERAL EXPRESS

SL Industries, Inc.
520 Fellowship Road, Suite A114
Mt. Laurel, New Jersey 08054
Attention: Corporate Secretary

            Re:         Notice of Intention to Nominate Individuals for
                        Election as Directors at Meeting of Stockholders of
                        SL Industries, Inc.
                        -------------------

Ladies and Gentlemen:

            This letter shall serve to satisfy the advance  notice  requirements of Article  III,  Section 12 of the  Bylaws,  as amended  (the  "Bylaws")  of SL
Industries,  Inc. ("SL" or the "Company") as to the nomination by Steel Partners
II,  L.P.,  a Delaware  limited  partnership  ("Steel"),  of five  nominees  for election  to the Board of  Directors  of SL (the "SL  Board") at the  meeting of stockholders  of the Company  scheduled to be held on January 22,  2002,  or any other  meeting  of  stockholders  held in lieu  thereof,  and any  adjournments, postponements, reschedulings or continuations thereof (the "Meeting").

            This  letter  and all  Exhibits  attached  hereto  are  collectively referred to as the  "Notice."  Steel is the  beneficial  owner  and/or  owner of record of 623,150 shares of common stock,  $.20 par value per share,  of SL (the
"Common Stock").  Steel's address is 150 East 52nd Street, 21st Floor, New York,
New York 10022,  and it holds  certain of its shares of Common Stock through the
Depository  Trust  Company,  whose address is 55 Water Street,  50th Floor,  New
York, New York 10041.  Through this Notice,  Steel hereby nominates and notifies you of its intent to nominate  Warren G.  Lichtenstein,  Mark E.  Schwarz,  Glen
Kassan, James R. Henderson and Steven Wolosky as nominees (the "Nominees") to be elected to the SL Board at the  Meeting.  To the  extent  there are in excess of eight (8)  vacancies  on the SL Board to be filled by election at the Meeting or
SL increases the size of the SL Board above its existing  size,  Steel  reserves the right to nominate  additional  nominees to be elected to the SL Board at the
Meeting.  Additional  nominations  made pursuant to the  preceding  sentence are without prejudice to the position of

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 14 of 31 Pages
---------------------------------                  -----------------------------

Steel that any attempt to increase the size of the current SL Board  constitutes an unlawful  manipulation of SL's corporate  machinery.  If this Notice shall be deemed for any reason by a court of  competent  jurisdiction  to be  ineffective with respect to the nomination of any of the Nominees at the Meeting,  or if any individual  Nominee  shall be unable to serve for any reason,  this Notice shall continue to be effective with respect to the remaining  Nominee(s) and as to any replacement  Nominee(s)  selected  by  Steel.  The  information  concerning  the
Nominees  required by Article III,  Section 12 of the Bylaws and the  Securities
Exchange Act of 1934, as amended (the "Exchange Act"), are as follows:

            (i)         The information concerning the Nominees required by
                        Regulation 14A of the Exchange Act is as follows:

            Warren G. Lichtenstein (36) has served as the Chairman of the Board,
Secretary and the Managing Member of Steel Partners, L.L.C., the general partner of Steel,  since January 1, 1996.  Prior to such time, Mr.  Lichtenstein was the
Chairman and a director of Steel  Partners,  Ltd., the general  partner of Steel
Partners  Associates,  L.P.,  which was the general partner of Steel,  from 1993 until  prior to January  1,  1996.  Mr.  Lichtenstein  was the  acquisition/risk arbitrage analyst at Ballantrae Partners, L.P., a private investment partnership
formed  to  invest  in  risk  arbitrage,   special  situations  and  undervalued
companies,  from 1988 to 1990.  Mr.  Lichtenstein  has served as a  director  of
WebFinancial  Corporation,  a consumer and commercial lender,  since 1996 and as its President and Chief  Executive  Officer since  December 1997. He served as a director and the Chief Executive Officer of Gateway Industries, Inc., a provider of database development and Web site design and development services, since 1994 and as the Chairman of the Board since 1995.  Mr.  Lichtenstein  has served as a director and the President and Chief  Executive  Officer of CPX Corp., a company with no significant operating business, since June 1999 and as its Secretary and
Treasurer  since May 2001. Mr.  Lichtenstein is also a director of the following publicly  held  companies:  TAB  Products  Co., a document  management  company;
Tandycrafts,  Inc., a manufacturer  of picture  frames and framed art;  Puroflow
Incorporated,  a designer and manufacturer of precision  filtration devices; ECC
International   Corp.,  a  manufacturer  and  marketer  of   computer-controlled
simulators for training personnel to perform maintenance and operator procedures on military weapons;  and US Diagnostic Inc., an operator of outpatient  medical diagnostic imaging and related  facilities.  He is a former director of Saratoga
Beverage  Group,   Inc.,  a  beverage   manufacturer  and   distributor,   Alpha
Technologies,   Inc.,   an   electronics   components   manufacturer,   Tech-Sym
Corporation,  an electronics  engineering  and  manufacturing  company,  and PLM
International,  Inc., an equipment leasing company. Mr. Lichtenstein also served as  Chairman  of the Board of Aydin  Corporation,  a provider  of  products  and systems for

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 15 of 31 Pages
---------------------------------                  -----------------------------

the acquisition and distribution of information  over electronic  communications media,  from  October 5, 1998 until its sale to L-3  Communications  Corporation
("L-3") in April 1999 at a price of $13.50 per share, which represents a premium of approximately  39% over the reported closing price of $9.69 per share the day preceding  the  announced  transaction  with  L-3.  As of the date  hereof,  Mr.
Lichtenstein  beneficially  owned  633,450  shares  of Common  Stock,  including
623,150  shares of Common  Stock  owned by Steel.  The  business  address of Mr.
Lichtenstein is c/o Steel Partners II, L.P., 150 E. 52nd Street, 21st Floor, New
York, New York 10022. For information regarding Mr. Lichtenstein's purchases and sales of shares of Common Stock during the past two years, see Schedule I.

            Mark E.  Schwarz  (41) has  served as the sole  general  partner  of
Newcastle Partners, L.P.  ("Newcastle"),  a private investment firm, since 1993.
Mr. Schwarz was also Vice President and Manager of Sandera  Capital,  L.L.C.,  a
private  investment  firm  affiliated  with  Hunt  Financial  Group,  L.L.C.,  a
Dallas-based  investment firm  associated  with the Lamar Hunt family  ("Hunt"), from 1995 to September 1999 and a securities  analyst and portfolio  Manager for
SCM Advisors,  L.L.C., formerly a Hunt-affiliated registered investment advisor, from May  1993 to 1996.  Mr.  Schwarz  currently  serves  as a  director  of the following companies: WebFinancial Corporation, a commercial and consumer lender;
Nashua Corporation, a specialty paper, label and printing supplies manufacturer;
Bell  Industries,  Inc., a computer  systems  integrator;  Tandycrafts,  Inc., a manufacturer of picture frames and framed art; and Hallmark Financial  Services,
Inc.,  a  property-and-casualty  insurance  holding  company.  From October 1998 through April 1999,  Mr. Schwarz  served as a director of Aydin  Corporation,  a
defense-electronics   manufacturer.   As  of  the  date  hereof,   Mr.   Schwarz
beneficially  owned an aggregate of 217,350 shares of Common Stock, all of which were owned  directly by Newcastle.  The business  address of Mr.  Schwarz is c/o
Newcastle  Partners,  L.P., 200 Crescent Court, Suite 670, Dallas,  Texas 75201.
For  information  regarding  Mr.  Schwarz's  purchases and sales of Common Stock during the past two years, see Schedule I.

            Glen Kassan (58) has served as  Executive  Vice  President  of Steel
Partners Services,  Ltd., a management and advisory company, since June 2001 and
Vice  President  since October 1999.  Steel  Partners  Services,  Ltd.  provides management  services to Steel.  Mr. Kassan has served as Vice  President,  Chief
Financial  Officer and  Secretary  of Gateway  Industries,  Inc.,  a provider of database  development and Web site design and development  services,  since June
2000.  He has  also  served  as Vice  President,  Chief  Financial  Officer  and
Secretary of WebFinancial  Corporation,  a commercial and consumer lender, since
June 2000.  From 1997 to 1998, Mr. Kassan served as Chairman and Chief Executive
Officer of Long Term Care

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 16 of 31 Pages
---------------------------------                  -----------------------------

Services,  Inc., a privately owned healthcare  services company which Mr. Kassan co-founded  in 1994 and initially  served as Vice  Chairman and Chief  Financial
Officer. Mr. Kassan is currently a director of Tandycrafts, Inc., a manufacturer of  picture  frames and  framed  art,  Puroflow  Incorporated,  a  designer  and manufacturer of precision  filtration devices,  and the Chairman of the Board of
US Diagnostic Inc., an operator of outpatient diagnostic imaging. As of the date hereof,  Mr. Kassan did not  beneficially  own any shares of Common  Stock.  Mr.
Kassan has not  purchased or sold any shares of Common Stock during the past two years.  The business  address of Mr. Kassan is c/o Steel  Partners II, L.P., 150
East 52nd Street, 21st Floor, New York, New York 10022.

            James R.  Henderson  (42) has  served as a Vice  President  of Steel
Partners,  L.L.C.  since  August 1999.  He has also served as Vice  President of
Operations of WebFinancial Corporation,  a commercial and consumer lender, since
September  2000.  From 1996 to July 1999, Mr.  Henderson was employed in various positions with Aydin  Corporation,  a  defense-electronics  manufacturer,  which included a tenure as president and Chief Operating  Officer from October 1998 to
June 1999.  Prior to his employment with Aydin  Corporation,  Mr.  Henderson was employed  as an  executive  with UNISYS  Corporation,  an  e-business  solutions provider. Mr. Henderson is a director of ECC International Corp., a manufacturer and marketer of computer-controlled simulators for training personnel to perform maintenance and operator  procedures on military weapons. As of the date hereof,
Mr. Henderson did not beneficially own any shares of Common Stock. Mr. Henderson has not  purchased or sold any shares of Common Stock during the past two years.
The business  address of Mr.  Henderson is c/o Steel Partners II, L.P., 150 East
52nd Street, 21st Floor, New York, New York 10022.

            Steven  Wolosky  (46) has been a partner  of Olshan  Grundman  Frome
Rosenzweig  & Wolosky  LLP,  counsel  to Steel,  for more than five  years.  Mr.
Wolosky is also Assistant  Secretary of WHX Corporation,  a NYSE listed company, and a director of CPX Corp., a company with no significant  operating  business.
As of the date hereof, Mr. Wolosky did not beneficially own any shares of Common
Stock.  Mr.  Wolosky has not purchased or sold any shares of Common Stock during the past two years.  The business  address of Mr. Wolosky is c/o Olshan Grundman
Frome Rosenzweig & Wolosky LLP, 505 Park Avenue, New York, New York 10022.

            On February 15, 2001, Steel, Warren  Lichtenstein,  Newcastle,  Mark
Schwarz,  Glen Kassan,  James  Henderson and Steven Wolosky  (collectively,  the
"Group") entered into a Joint Filing Agreement (the "Joint Filing Agreement") in
which, among other things, (i) they agreed to the joint filing on behalf of each of them of  statements  on Schedule  13D with respect to the Common Stock of SL,
(ii) the parties agreed to form The SL Full Value Committee for the

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 17 of 31 Pages
---------------------------------                  -----------------------------

purpose of  soliciting  proxies  or written  consents  for the  election  of the
Nominees, or any other person(s) nominated by Steel, to the SL Board at the next annual  meeting of  stockholders,  and (iii) Steel  agreed to bear all  expenses incurred in connection with the Group's activities,  including approved expenses incurred  by any of the  parties  in the  solicitation  of  proxies  or  written consents by The SL Full Value Committee.  The Joint Filing Agreement is attached hereto as Exhibit A and  incorporated  herein by  reference  and all  references contained  herein are  qualified  in their  entirety by  reference to such Joint
Filing Agreement.

            On October 23, 2001,  Steel filed an action in the Superior Court of
New Jersey Chancery  Division,  Morris County, to compel the Company to hold its annual meeting of stockholders on December 19, 2001.  Section 14A:5-2 of the New
Jersey  Business  Corporation Act permits the Superior Court to compel an annual meeting  of  stockholders  upon  application  of any  stockholder  if there is a failure  to hold an annual  meeting  of  stockholders  for a period of 13 months after the corporation's last annual meeting.  On November 9, 2001, Steel and the
Company stipulated that an annual meeting of stockholders of the Company will be convened on January 22, 2002 at which time only the  following  matters  will be voted  upon by the  stockholders:  (i) the  election  of no more than  eight (8)
directors;  (ii) the  ratification of the appointment of an accounting firm; and
(iii) such other matters which properly may come before the Meeting. None of the
Nominees are otherwise  adverse to SL or any of its subsidiaries in any material pending legal proceedings.

            Other  than  as  stated  above,   there  are  no   arrangements   or
understandings  between  Steel and each  Nominee  or any other  person or person pursuant to which the nominations  described  herein are to be made,  other than the  consents by the Nominees to serve as directors of the Company if elected as such at the Meeting, attached hereto and incorporated herein by reference.

            (ii)       Each of the Nominees has consented to serve as a director
                       of SL if so elected. Such consents are attached hereto as
                       Exhibit B.

            (iii)      The  address  of Steel,  as we believe it appears on SL's
                       books, is 150 East 52nd Street, 21st Floor, New York, New
                       York 10022.

            (iv)       As of the date hereof,  Steel is the beneficial  owner of
                       623,150  shares of Common Stock of the Company,  1,000 of
                       which are held of record.

            (v)        Steel hereby  represents that it is a holder of record of
                       shares of Common Stock of the Company entitled to vote at
                       the Meeting. A representative

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 18 of 31 Pages
---------------------------------                  -----------------------------

                       of Steel  intends  to appear in person or by proxy at the
                       Meeting to nominate the persons  specified in this Notice
                       for election to the Board of Directors of the Company.

            In addition to the information provided in this Notice, the Nominees and Steel will promptly  provide any and all additional  information  reasonably required by SL pursuant to the Bylaws or Restated  Certificate of Incorporation,
as amended.  Please  address any  correspondence  to Steel  Partners  II,  L.P.,
Attention:  Warren  Lichtenstein,  telephone  (212)  813-1500,  facsimile  (212)
813-2198 (with a copy to our counsel, Olshan Grundman Frome Rosenzweig & Wolosky
LLP, 505 Park Avenue, New York, New York 10022, Attention: Steven Wolosky, Esq.,
telephone (212) 753-7200,  facsimile (212) 755-1467).  The giving of this Notice is not an admission that the  procedures for notice  contained in the Bylaws are legal,  valid or  binding,  and  Steel  reserves  the right to  challenge  their validity. In addition, Steel reserves the right to challenge any effort by SL or the SL Board to conduct  the Meeting on any date other than  January  22,  2002.
This letter shall in no way waive any rights of the Nominees to run for election at the  Meeting on January 22,  2002 or any other  meeting  for the  election of directors of the Company  pursuant to the  nomination  letter dated February 15,
2001 previously submitted by Steel.

                                              Very truly yours,

                                              STEEL PARTNERS II, L.P.

                                              By: Steel Partners L.L.C.,
                                                  its General Partner

                                              /s/ Warren G. Lichtenstein
                                              --------------------------
                                              Warren G. Lichtenstein
                                              Managing Member

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 19 of 31 Pages
---------------------------------                  -----------------------------

                                   SCHEDULE I

                TRANSACTIONS IN THE SHARES OF SL INDUSTRIES, INC.
                            DURING THE PAST TWO YEARS

       Shares of Common Stock            Price Per                     Date of
              Purchased                    Share                      Purchase
             -----------                  -------                     ----------

                             STEEL PARTNERS II, L.P.
                             -----------------------

              4,000                      0.73250                      10/06/00
                500                      0.79000                      10/12/00
             16,000                      0.78090                      10/17/00
             18,400                      0.08230                      10/18/00
              9,200                      0.80000                      10/25/00
              2,000                      0.55000                      11/22/00
              1,500                      1.00830                      11/27/00
                100                      0.95000                      11/30/00
              7,500                      0.82080                      12/04/00
              9,800                      0.99900                      12/05/00
              2,000                      1.05000                      12/06/00
                200                      0.86250                      12/11/00
              6,000                      0.85440                      12/12/00
              4,700                      0.76010                      12/13/00
              2,600                      0.71590                      12/14/00
              1,000                      0.98750                      12/15/00
                500                      0.86250                      12/18/00
                700                      0.98750                      12/20/00
              1,500                      0.34170                      12/22/00
              5,100                      0.67500                      12/26/00
              3,500                      1.22860                      12/28/00
              2,500                      1.45000                      12/29/00
             18,300                      1.10460                      01/04/01

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 20 of 31 Pages
---------------------------------                  -----------------------------

              1,800                      1.05000                      01/05/01
              3,500                      0.92500                      01/08/01
                200                      0.80000                      01/11/01
                500                      1.05000                      01/18/01
              2,500                      1.28750                      01/22/01
             15,600                      1.30000                      01/23/01
              6,500                      1.75460                      02/02/01
             17,000                      5.70820                      09/28/01
             10,000                      4.99000                      10/08/01
             30,000                      3.78000                      10/09/01
             26,150                      4.61720                      10/11/01
              2,500                      5.10200                      10/12/01
             33,500                      4.99990                      10/19/01
              1,000                      5.03000                      10/22/01

                            NEWCASTLE PARTNERS, L.P.
                            ------------------------

             10,000                      10.8725                      02/04/00
              5,000                      10.6750                      02/09/00
              4,700                      10.5600                      02/11/00
             10,000                      10.5600                      02/11/00
                300                      10.5600                      02/14/00
              9,000                      10.4944                      02/14/00
              4,000                      10.4350                      02/16/00
                800                      10.4350                      02/17/00
                200                      10.4350                      02/18/00
              3,000                      10.1750                      03/13/00
             15,000                      10.1333                      03/14/00
              2,700                      $9.9250                      03/15/00
              3,000                      $9.9250                      03/17/00

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 21 of 31 Pages
---------------------------------                  -----------------------------

              1,000                      $9.9250                      03/20/00
             10,000                      $9.9875                      03/28/00
              5,000                      $9.7375                      04/11/00
              6,500                      $9.8625                      04/14/00
              4,000                      $9.5188                      05/11/00
              2,000                      $9.4250                      05/12/00
              3,000                      $9.4250                      05/15/00
              2,000                      $9.8000                      06/26/00
              2,000                      $9.8000                      07/03/00
              2,000                      $9.4875                      07/05/00
              3,000                      $9.4667                      07/07/00
              4,000                      10.4250                      12/22/00
              4,000                      11.4100                      06/01/01
                500                      11.4000                      06/04/01
                100                      11.4000                      06/05/01
                300                      11.4000                      06/06/01
              1,000                      11.4000                      06/07/01
              1,000                      11.4000                      06/08/01
                900                      11.4000                      06/11/01
              1,200                      11.4100                      06/15/01
              6,000                      $7.4363                      07/30/01
             10,000                      $7.5500                      08/01/01
              2,000                      $7.5000                      08/01/01
             10,000                      $7.6000                      08/06/01
              5,000                      $7.7410                      09/17/01
             26,150                      $4.6178                      10/11/01
              2,500                      $5.1080                      10/12/01
             33,500                      $5.0003                      10/19/01
              1,000                      $5.0450                      10/22/01

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 22 of 31 Pages
---------------------------------                  -----------------------------

                             WARREN G. LICHTENSTEIN(2)
                             ----------------------

                                      NONE

                                MARK E. SCHWARZ(3)
                                 ---------------

                                      NONE

--------
    (2)     By virtue of his position with Steel, Mr. Lichtenstein has the power to vote and dispose of the Common Stock owned by Steel. Accordingly,
            Mr.  Lichtenstein  may be deemed to be the  beneficial  owner of the
            Common  Stock  owned by  Steel.

    (3)     By virtue of his position with Newcastle,  Mr. Schwarz has the power to  vote  and  dispose  of the  Common  Stock  owned  by  Newcastle.
            Accordingly, Mr. Schwarz may be deemed to be the beneficial owner of the Common Stock owned by Newcastle.

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 23 of 31 Pages
---------------------------------                  -----------------------------

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

            WHEREAS,  certain of the  undersigned  are  stockholders,  direct or beneficial, of SL Industries, Inc., a New Jersey corporation ("SL");

            WHEREAS,  Steel  Partners II, L.P., a Delaware  limited  partnership
("Steel"),  Warren G. Lichtenstein,  Newcastle  Partners,  L.P., a Texas limited partnership, Mark E. Schwarz, Glen Kassan, James R. Henderson and Steven Wolosky
wish to form a group (the "Group") with regard to their investment in SL.

            NOW, IT IS AGREED,  this 15th day of  February,  2001 by the parties hereto:

            1. In accordance  with Rule  13d-1(k)(1)(iii)  under the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of  statements  on Schedule 13D with respect to the Common Stock of SL (the "Shares").

            2. So long as this agreement is in effect,  each of the  undersigned shall provide written notice to Olshan  Grundman Frome  Rosenzweig & Wolosky LLP
("Olshan") of (i) any of their purchases or sales of Shares;  or (ii) any Shares over which they  acquire or dispose of  beneficial  ownership.  Notice  shall be given no later than 24 hours after each such transaction.

            3. The  parties  agree to form The SL Full Value  Committee  for the purpose of  soliciting  proxies or written  consents for the election of Messrs.
Lichtenstein,  Schwarz,  Kassan,  Henderson and Wolosky,  or any other person(s)
nominated by Steel,  to the SL Board of Directors at the next annual  meeting of stockholders.

            4. Steel hereby  agrees to bear all expenses  incurred in connection with the Group's  activities,  including expenses incurred by any of the parties in a solicitation of proxies or written consents by The SL Full Value Committee.
Notwithstanding  the  foregoing,  Steel shall not be required to  reimburse  any party for (i)  out-of-pocket  expenses  incurred by a party in the  aggregate in excess of $250 without  Steel's  prior written  approval;  (ii) the value of the time of any party;  (iii) legal fees  incurred  without  Steel's  prior  written approval;  or (iv) the costs of any  counsel,  other than  Olshan,  employed  in connection  with any pending or  threatened  litigation  without  Steel's  prior written consent.

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 24 of 31 Pages
---------------------------------                  -----------------------------

            5. The  relationship  of the  parties  hereto  shall be  limited  to carrying  on the  business  of the  Group in  accordance  with the terms of this
Agreement.  Such  relationship  shall be construed and deemed to be for the sole and limited  purpose of carrying on such business as described  herein.  Nothing herein  shall be  construed  to  authorize  any party to act as an agent for any other party,  or to create a joint venture or  partnership,  or to constitute an indemnification.  Nothing herein shall restrict any party's right to purchase or sell Shares of SL, as it deems  appropriate,  in its sole  discretion,  provided that all such sales are made in compliance with all applicable securities laws.

            6. This  Agreement  may be executed in  counterparts,  each of which shall be deemed an original and all of which,  taken together,  shall constitute but one and the same  instrument,  which may be  sufficiently  evidenced  by one counterpart.

            7. In the event of any dispute arising out of the provisions of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

            8. Any  party  hereto  may  terminate  his  obligations  under  this agreement at any time on 24 hours' written  notice to all other parties,  with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 755-1467.

            9. Each party acknowledges that Olshan shall act as counsel for both the Group and Steel.

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 25 of 31 Pages
---------------------------------                  -----------------------------

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                         STEEL PARTNERS II, L.P.

                                               By: Steel Partners, L.L.C.
                                                   General Partner

                                               By: /s/ Warren G. Lichtenstein
                                                   ---------------------------
                                                   Warren G. Lichtenstein
                                                   Chief Executive Officer

                                         /s/ Warren G. Lichtenstein
                                         -----------------------------------
                                         WARREN G. LICHTENSTEIN

                                         NEWCASTLE PARTNERS, L.P.

                                               By: /s/ Mark E. Schwarz
                                                   --------------------------
                                                   Name: Mark E. Schwarz
                                                   Title: General Partner

                                         /s/ Mark E. Schwarz
                                         -----------------------------------
                                         MARK E. SCHWARZ

                                         /s/ Glen Kassan
                                         -----------------------------------
                                         GLEN KASSAN

                                         /s/ James R. Henderson
                                         ------------------------------------
                                         JAMES R. HENDERSON

                                         /s/ Steven Wolosky
                                         ------------------------------------
                                         STEVEN WOLOSKY

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 26 of 31 Pages
---------------------------------                  -----------------------------

                                    EXHIBIT B

                                NOMINEE CONSENTS

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 27 of 31 Pages
---------------------------------                  -----------------------------

                             WARREN G. LICHTENSTEIN
                           c/o Steel Partners II, L.P.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022

                                                               November 13, 2001

Attention: Corporate Secretary
SL Industries, Inc.
520 Fellowship Road, Suite A114
Mt. Laurel, New Jersey 08054

Gentlemen:

            You are hereby notified that the  undersigned  consents to (i) being named as a nominee in the notice  provided  by Steel  Partners  II,  L.P. of its intention  to nominate  the  undersigned  as a director of SL  Industries,  Inc.
("SL") at the meeting of stockholders  scheduled to be held on January 22, 2002, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements,  reschedulings or continuations  thereof (the "Meeting") and (ii)
serving as a director of SL if elected at the Meeting.

                                           Very truly yours,

                                           /s/ Warren G. Lichtenstein
                                           --------------------------
                                           Warren G. Lichtenstein

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 28 of 31 Pages
---------------------------------                  -----------------------------

                                 MARK E. SCHWARZ
                          c/o Newcastle Partners, L.P.
                          200 Crescent Court, Suite 670
                               Dallas, Texas 75201

                                                               November 13, 2001

Attention: Corporate Secretary
SL Industries, Inc.
520 Fellowship Road, Suite A114
Mt. Laurel, New Jersey 08054

Gentlemen:

            You are hereby notified that the  undersigned  consents to (i) being named as a nominee in the notice  provided  by Steel  Partners  II,  L.P. of its intention  to nominate  the  undersigned  as a director of SL  Industries,  Inc.
("SL") at the meeting of stockholders  scheduled to be held on January 22, 2002, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements,  reschedulings or continuations  thereof (the "Meeting") and (ii)
serving as a director of SL if elected at the Meeting.

                                            Very truly yours,

                                            /s/ Mark E. Schwarz
                                            -------------------
                                            Mark E. Schwarz

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 29 of 31 Pages
---------------------------------                  -----------------------------

                                   GLEN KASSAN
                           c/o Steel Partners II, L.P.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022

                                                               November 13, 2001

Attention: Corporate Secretary
SL Industries, Inc.
520 Fellowship Road, Suite A114
Mt. Laurel, New Jersey 08054

Gentlemen:

            You are hereby notified that the  undersigned  consents to (i) being named as a nominee in the notice  provided  by Steel  Partners  II,  L.P. of its intention  to nominate  the  undersigned  as a director of SL  Industries,  Inc.
("SL") at the meeting of stockholders  scheduled to be held on January 22, 2002, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements,  reschedulings or continuations  thereof (the "Meeting") and (ii)
serving as a director of SL if elected at the Meeting.

                                            Very truly yours,

                                            /s/ Glen Kassan
                                            ---------------
                                            Glen Kassan

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 30 of 31 Pages
---------------------------------                  -----------------------------

                               JAMES R. HENDERSON
                           c/o Steel Partners II, L.P.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022

                                                               November 13, 2001

Attention: Corporate Secretary
SL Industries, Inc.
520 Fellowship Road, Suite A114
Mt. Laurel, New Jersey 08054

Gentlemen:

            You are hereby notified that the  undersigned  consents to (i) being named as a nominee in the notice  provided  by Steel  Partners  II,  L.P. of its intention  to nominate  the  undersigned  as a director of SL  Industries,  Inc.
("SL") at the meeting of stockholders  scheduled to be held on January 22, 2002, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements,  reschedulings or continuations  thereof (the "Meeting") and (ii)
serving as a director of SL if elected at the Meeting.

                                                  Very truly yours,

                                                  /s/ James R. Henderson
                                                  ----------------------
                                                  James R. Henderson

---------------------------------                  -----------------------------
CUSIP No. 784413106                     13D             Page 31 of 31 Pages
---------------------------------                  -----------------------------

                                 STEVEN WOLOSKY
               c/o Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                 505 Park Avenue
                            New York, New York 10022

                                                               November 13, 2001

Attention: Corporate Secretary
SL Industries, Inc.
520 Fellowship Road, Suite A114
Mt. Laurel, New Jersey 08054

Gentlemen:

            You are hereby notified that the  undersigned  consents to (i) being named as a nominee in the notice  provided  by Steel  Partners  II,  L.P. of its intention  to nominate  the  undersigned  as a director of SL  Industries,  Inc.
("SL") at the meeting of stockholders  scheduled to be held on January 22, 2002, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements,  reschedulings or continuations  thereof (the "Meeting") and (ii)
serving as a director of SL if elected at the Meeting.

                                          Very truly yours,

                                          /s/ Steven Wolosky
                                          ------------------
                                          Steven Wolosky